UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53945

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

(KRG Magellan, LLC as successor by merger to Inland Diversified Real Estate Trust, Inc.)

(Exact name of registrant as specified in its charter)

c/o Kite Realty Group Trust

30 S. Meridian Street

Suite 1100

Indianapolis, IN 46204

Telephone number: (317) 577-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

* Pursuant to the Agreement and Plan of Merger dated as of February 9, 2014, by and among Kite Realty Group Trust (“Kite Realty”), KRG Magellan, LLC, a wholly-owned subsidiary of Kite Realty (“Merger Sub”) and Inland Diversified Real Estate Trust, Inc. (“Inland Diversified”), Inland Diversified merged with and into Merger Sub on July 1, 2014, at which time the separate corporate existence of Inland Diversified ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, KRG Magellan, LLC, as successor by merger to Inland Diversified Real Estate Trust, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 8, 2014	KRG MAGELLAN, LLC,
as successor by merger to Inland Diversified Real Estate Trust, Inc.

By: KITE REALTY GROUP, L.P., its sole member

By: KITE REALTY GROUP TRUST, its general partner

		By:	/s/ Daniel R. Sink
		Name:	Daniel R. Sink
		Title:	Executive Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.